Exhibit 99.1

NASDAQ: ACIU | Annual General Meeting, June 2022 © 2022 AC Immune. Not to be used or reproduced without permission Pioneering Precision Medicine for Neurodegeneration NASDAQ: ACIU | Annual General Meeting, June 24, 2022 www.acimmune.com

NASDAQ: ACIU | Annual General Meeting, June 2022 © 2022 AC Immune. Not to be used or reproduced without permission Disclaimer This presentation contains statements that constitute “forward - looking statements” within the meaning of Section 27 A of the Securities Act of 1933 and Section 21 E of the Securities Exchange Act of 1934 . Forward - looking statements are statements other than historical fact and may include statements that address future operating, financial or business performance or AC Immune’s strategies or expectations . In some cases, you can identify these statements by forward - looking words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “projects,” “potential,” “outlook” or “continue,” and other comparable terminology . Forward - looking statements are based on management’s current expectations and beliefs and involve significant risks and uncertainties that could cause actual results, developments and business decisions to differ materially from those contemplated by these statements . These risks and uncertainties include those described under the captions “Item 3 . Key Information – Risk Factors” and “Item 5 . Operating and Financial Review and Prospects” in AC Immune’s Annual Report on Form 20 - F and other filings with the Securities and Exchange Commission . These include : the impact of Covid - 19 on our business, suppliers, patients and employees and any other impact of Covid - 19 . Forward - looking statements speak only as of the date they are made, and AC Immune does not undertake any obligation to update them in light of new information, future developments or otherwise, except as may be required under applicable law . All forward - looking statements are qualified in their entirety by this cautionary statement . This presentation is strictly confidential, is being distributed to a limited range of invited persons solely for their own information, may not be distributed to the press or any other person, and may not be reproduced or published, in whole or in part, in any form . SupraAntigen ® is a registered trademark of AC Immune SA in the following territories : AU, CH, EU, GB, JP, RU and SG . Morphomer ® is a registered trademark of AC Immune SA in CH, CN, GB, JP, NO and RU . 2

NASDAQ: ACIU | Annual General Meeting, June 2022 © 2022 AC Immune. Not to be used or reproduced without permission 3 Agenda 1. AC Immune’s leadership in neurodegenerative diseases 2. Achievements 2021/22 3. AC Immune’s business strategy 4. Pipeline update 5. Clinical - stage vaccine programs 6. Clinical - stage monoclonal antibodies 7. First - in - class diagnostic for precision medicine 8. Near - term inflection points 9. Financial figures 10. Strategic outlook

1. AC Immune’s leadership in neurodegenerative diseases

NASDAQ: ACIU | Annual General Meeting, June 2022 © 2022 AC Immune. Not to be used or reproduced without permission ■ First - in - class precision diagnostics to identify and analyze neurodegenerative diseases ■ Breakthrough therapeutic modalities to support treatment and prevention of neurodegeneration What are we doing? Developing novel treatments and diagnostics for neurodegenerative diseases (1) D ementia with L ewy b odies (DLB), L imbic - predominant A ge - related T DP - 43 E ncephalopathy (LATE), M ultiple s ystems a trophy (MSA), P rogressive S upranuclear P alsy (PSP) Diagnostics Antibodies Small molecules Vaccines Alzheimer’s disease (AD) Parkinson’s disease (PD) and other neurodegenerative diseases 1 Neurodegeneration 5

NASDAQ: ACIU | Annual General Meeting, June 2022 © 2022 AC Immune. Not to be used or reproduced without permission Investment highlights 6 Pioneering precision medicine for neurodegenerative diseases Broad, diversified pipeline in neurodegeneration Six Phase 2 programs; seven clinical readouts in 2022 Key differentiation: Precision medicine Integrates therapeutics and diagnostics Multiple global partnerships >CHF 3 billion in potential milestones Clinically validated technology platforms Best - in - class small molecules and biologics Strong balance sheet Funded through Q1 2024

NASDAQ: ACIU | Annual General Meeting, June 2022 © 2022 AC Immune. Not to be used or reproduced without permission Neurodegenerative diseases represent a large and growing market Prevalence expected to increase drastically as the population ages 7 >50 Million people worldwide living with dementia 1 >$1 Trillion global annual cost of dementia 1 >6 Million people worldwide living with PD 2,3 20 - 50% of people over age 80 with LATE 4,5 0 60 120 180 2020 2030 2050 Dementia Global Prevalence & Future Projections 1 Year Worldwide Cases of Dementia (est.; millions) Expected to nearly double every 20 years 1 (1) Alzheimer’s Disease International ; (2) Parkinson’s disease; (3) Michael J Fox Foundation ; (4) Limbic - predominant age - related TDP - 43 encephalopathy; (5) Nelson et al. Brain 2019; (6) National Institute of Neurological Disorders and Stroke >8 Million in USA 6 with different NeuroOrphan diseases

NASDAQ: ACIU | Annual General Meeting, June 2022 © 2022 AC Immune. Not to be used or reproduced without permission (1) Monoclonal antibody; (2) Alzheimer's disease; (3) alpha - synuclein; (4) Positron emission tomography; (5) TAR DNA binding pro tein - 43; (6) Small molecule Tau - specific aggregation inhibitor; (7) Progressive supranuclear palsy; (8) Phosphorylated Tau 8 “Firsts” reflect ACIU’s leadership in neurodegenerative disease Prevention trial in AD (crenezumab) 1 st 2013 First clinically validated a - syn 3 vaccine acquired 1 st 2021 Anti - pTau 8 vaccine clinical trial in AD 1 st 2014 Clinical vaccine trial initiation in Down syndrome (Abeta vaccine) 1 st 2015 1 st 2021 First positive cognitive results for an anti - Tau mAb 1 therapy in AD 2 1 st 2022 Morphomer ® Tau 6 clinical trial (ACI - 3024) 1 st 2019 Clinical data for Tau PET - imaging tracer in PSP 7 1 st 2017 Anti - TDP - 43 5 antibody shown to mitigate TDP - 43 neuropathology in vivo 1 st 2020 First clinical proof - of - concept for an a - syn PET 4 tracer (ACI - 12589)

NASDAQ: ACIU | Annual General Meeting, June 2022 © 2022 AC Immune. Not to be used or reproduced without permission Misfolded proteins: Leading targets in neurodegenerative diseases 9 Abeta, Tau, a - synuclein, and TDP - 43 1 are important NDD 2 drug targets Soluble oligomers Misfolded protein Normally folded protein Insoluble fibrils (“aggregate”) Alzheimer’s disease Parkinson’s disease LATE 4 dementia ALS 5 Alzheimer’s disease Refs: Soto 2003, http://www.alz.org/brain; Nag et al. Acta Neuropathologica Communications (2018) 6:33; (1) TAR DNA - binding protein 43; (2) Neurodegenerative disease; (3) a - synuclein; (4) Limbic - predominant age - related TDP - 43 encephalopathy ; (5) Amyotrophic lateral sclerosis

NASDAQ: ACIU | Annual General Meeting, June 2022 © 2022 AC Immune. Not to be used or reproduced without permission Growth initiatives for 2022 and beyond 10 G O A L S New areas Precision medicine Therapeutics Key NDD 1 targets: • Tau • Abeta • A - syn 2 Multiple modalities 4 partnerships Validated programs Diverse pipeline Global Leadership Long - term Growth Drives Near and Mid - term Growth Preclinical programs Tau • 2 Phase 2 (R) 3 Abeta • 1 Phase 2 & 1 Phase 1b (R) A - syn • 1 Phase 2 trial (I) 4 Clinical • 2 Tau PET tracer (R) • 1 A - syn PET tracer (R) Discovery • TDP - 43 6 PET tracer 5 clinical programs 2 clinical PET 5 tracers Emerging targets in NDD: • A - syn • TDP - 43 • NLRP3 7 - ASC 8 (1) Neurodegenerative disease; (2) alpha - synuclein; (3) (R) – readout; (4) (I) – initiation; (5) Positron emission tomography; (6) TAR DNA - binding protein 43; (7) (NOD) - like receptor protein 3; (8) Apoptosis - associated speck - like protein containing a CARD, also PYCARD 3 clinical readouts in 2022 4 clinical readouts in 2022

NASDAQ: ACIU | Annual General Meeting, June 2022 © 2022 AC Immune. Not to be used or reproduced without permission Successfully treating neurodegeneration requires precision medicine 11 From a mono - to a multi - target combination approach Earlier, more reliable diagnosis may eventually lead to disease prevention 2 Different therapies at different stages 3 Patients selected and treated according to their underlying pathologies 4 Combination therapy may be required 5 Non - invasive diagnostics are critical for identifying and monitoring disease 1 ■ Treating the right proteinopathies, in the right patient, at the right time (1) Alpha - synuclein; (2) Positron emission tomography ; (3) Multiple system atrophy; (4) Healthy controls Courtesy of Dr Ruben Smith, Skåne University Hospital First a - syn 1 - PET 2 tracer to effectively detect a - syn in human brains and distinguish MSA 3 from HC 4

2. Achievements 2021/22

NASDAQ: ACIU | Annual General Meeting, June 2022 © 2022 AC Immune. Not to be used or reproduced without permission AC Immune 2021 Highlights 13 Expanded Phase 1b/2a ACI - 35.030 trial to support advancement to late - stage development Promising data readouts from Phase 1b (DS 1 ) and Phase 2 (AD 2 ) trials of ACI - 24 Phase 2 Lauriet trial in mild - to - moderate AD met 1 of 2 co - primary endpoints Moved to the forefront of PD 3 drug development with alpha - synuclein vaccine acquisition External validation and global recognition from MJFF 4 and Swiss Economic Forum (1) Down syndrome; (2) Alzheimer’s disease; (3) Parkinson’s disease; (4) Michael J. Fox Foundation Our accomplishments in 2021 have us on track to achieve seven clinical data readouts in 2022

3. AC Immune’s business strategy

Business strategy 2022: further focus the execution strategy of 2021

Enhance value creation through acceleration of vaccine and PD[1] portfolio



Precision medicine
Alzheimer's disease
Parkinson's[1] NeuroOrphan
Diagnostics
SupraAntigen® & Morphomer®
Company Values

Alzheimer's disease

- Accelerate development of novel late-stage therapies with partners
- Accelerate optimized anti-Abeta vaccine development in DS[2]

Parkinson's and NeuroOrphans

- Broaden strategic activity in other NDD[3], e.g. Parkinson's disease
- Genetic FTD/MAPT population for Morphomer® Tau

Diagnostics for precision medicine

- Advance our differentiated diagnostic pipeline for a-synucleinopathies (e.g. MSA[4]) and TDP-43[5]-based pathologies

(1) Parkinson's disease; (2) Down syndrome; (3) Neurodegenerative diseases; (4) Multiple system atrophy; (5) TAR DNA-binding protein 43

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AC Immune

NASDAQ: ACIU | Annual General Meeting, June 2022 © 2022 AC Immune. Not to be used or reproduced without permission SupraAntigen ® and Morphomer ® platforms An integrated approach to Central Nervous System (CNS) - specific therapies 16 Clinically validated CNS - optimized Precision medicine enabling Conformation - specific SupraAntigen ® Morphomer ® Vaccines & Antibodies Small Molecules

4. Pipeline update

Broad and robust pipeline in neurodegenerative diseases

Driven by validated proprietary technology platforms for sustained growth

Clinical Stage Programs

TARGET	PRODUCT CANDIDATE	INDICATION	STAGE (DISCOVERY / PRECLINICAL / PHASE 1 / PHASE 2 / PHASE 3)	STATUS	TYPE	PARTNER
Tau	**ACI-35.030** *(anti-pTau vaccine)*	AD[1] treatment	Phase 2	reported H1	Biologic	Janssen
Tau	**Semorinemab** *(anti-Tau antibody)*	AD treatment *(mild-to-moderate)*[2]	Phase 2	data H2	Biologic	Genentech
Tau	**Morphomer® Tau aggregation inhibitor**	Rare Tauopathies (ACI-3024)	Preclinical		Small Molecule	Lilly
Tau	**Morphomer® Tau aggregation inhibitor**	AD treatment	Preclinical		Small Molecule	Lilly
Tau	**Tau-PET[3] tracer**	AD diagnostic	Phase 2	data H2	Diagnostic	Life Molecular Imaging
Tau	**Tau-PET[3] tracer**	PSP[4] diagnostic	Phase 1	data H2	Diagnostic	Life Molecular Imaging
Abeta	**Crenezumab** *(anti-Abeta antibody)*	AD prevention[5]	Phase 2	data H1	Biologic	Genentech
Abeta	**ACI-24** *(anti-Abeta vaccine)*	AD treatment (*Down syndrome*[6])	Phase 1	data H2[9]	Biologic	
Abeta	**ACI-24** *(anti-Abeta vaccine)*	AD treatment	Phase 2	data H2[9]	Biologic	
a-syn[7]	**ACI-7104** *(anti-a-syn vaccine)*	PD[8], a-synucleinopathies	Phase 1		Biologic	
a-syn[7]	**a-syn-PET tracer**	a-synucleinopathies (e.g. MSA[10])	Phase 1	reported H1	Diagnostic	

Legend: Biologic; Small Molecule; Diagnostic

(1) Alzheimer's disease; (2) Open label extension study is ongoing; (3) Positron emission tomography; (4) Progressive supranuclear palsy; (5) Prevention trial API-ADAD in Colombia; (6) Down syndrome-related Alzheimer's disease; (7) alpha-synuclein; (8) Parkinson's disease; (9) Refers to expected readout from a Phase 1b/2 trial of an optimized formulation of ACI-24 in patients with AD and patients with Down syndrome; (10) Multiple system atrophy

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AC Immune

Broad and robust pipeline in neurodegenerative diseases

Diversification into non-AD[1] and non-CNS[2] diseases

Novel Targets Pipeline

TARGET	PRODUCT CANDIDATE	INDICATION	DISCOVERY	PRECLINICAL	PHASE 1	PHASE 2
a-synuclein (a-syn)	**Anti-a-syn antibody**	PD, NeuroOrphan				
	Morphomer® a-syn *(a-syn inhibitor)*	PD, a-synucleinopathies				
TDP-43	**Anti-TDP-43[5] antibody**	LATE[6], NeuroOrphan				
	TDP-43-PET tracer	TDP-43-opathies				
Inflammasome	**Anti-NLRP3[7]-ASC[8] antibody**	NeuroOrphan				
	Morphomer® NLRP3-ASC	Non-CNS				
	Morphomer® NLRP3-ASC	NeuroOrphan; non-CNS				

Biologic
Small Molecule
Diagnostic

(1) Alzheimer's disease; (2) Central nervous system; (3) Parkinson's disease; (4) Positron emission tomography; (5) TAR DNA-binding protein 43; (6) Limbic-predominant age-related TDP-43 encephalopathy; (7) (NOD)-like receptor protein 3; (8) Apoptosis-associated speck-like protein containing a CARD, also PYCARD

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AC Immune

5. Clinical - stage vaccine programs

Proprietary SupraAntigen® discovery platform

Generation of vaccines and monoclonal antibodies


Target antigen

SupraAntigen® allows optimal configuration of liposomes for each application

Vaccines: SupraAntigen®-V

Active immunization

(antibodies generated by the patient)



Antibodies: SupraAntigen®-A

Passive immunization

(externally produced antibodies are administered)

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AC Immune

Disruptive potential of SupraAntigen®-V

Optimized vaccines delivering superior results in neurodegenerative diseases



Target antigen
(B-cell peptide)
Liposomal anchor
(Palmitic chains)
Adjuvant 1
T-cell
Peptide
(non-target)
Adjuvant 2
Liposomal bilayer
(Cholesterol and
phospholipids)

Generates target-specific antibody response

Safely engages target-unrelated T-cells to enhance & maintain response

Unprecedented Clinical Performance

Immunogenicity	++++[1]
Target specificity	++++[2]
Conformation specificity	+++
Avidity increase over time	+++
Sustainability of response	+++
Boosting	+++
Class switching IgM to IgG	+++
Evidence of memory B cells	+++

- Robust immunogenicity and strong safety demonstrated in humans
- Evidence for lasting immune response supporting a disease prevention approach

(1) 100% response after 1st injection; (2) Increases over time

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AC Immune

ACI-35.030: Anti-pTau vaccine being developed for AD[1]

Clinical Stage Programs

TARGET	PRODUCT CANDIDATE	INDICATION	DISCOVERY	PRECLINICAL	PHASE 1	PHASE 2	PHASE 3	PARTNER
Tau	**ACI-35.030** *(anti-pTau vaccine)*	AD treatment						janssen
Tau	Semorinemab *(anti-Tau antibody)*	AD treatment *(mild-to-moderate)*[2]						Genentech
Tau	Morphomer® Tau aggregation inhibitor	Rare Tauopathies (ACI-3024)						Lilly
Tau	Morphomer® Tau aggregation inhibitor	AD treatment						Lilly
Tau	Tau-PET[3] tracer	AD diagnostic						Life
Tau	Tau-PET[3] tracer	PSP[4] diagnostic						Life
Abeta	Crenezumab *(anti-Abeta antibody)*	AD prevention[5]						Genentech
Abeta	ACI-24 *(anti-Abeta vaccine)*	AD treatment (*Down syndrome*[6])						
Abeta	ACI-24 *(anti-Abeta vaccine)*	AD treatment						
a-syn[7]	ACI-7104 *(anti-a-syn vaccine)*	PD[8], a-synucleinopathies						
a-syn[7]	A-syn-PET tracer	a-synucleinopathies (e.g. MSA[9])						

Biologic
Small Molecule
Diagnostic

(1) Alzheimer's disease; (2) Open label extension study is ongoing; (3) Positron emission tomography; (4) Progressive supranuclear palsy; (5) Prevention trial API-ADAD in Colombia; (6) Down syndrome-related Alzheimer's disease; (7) alpha-synuclein; (8) Parkinson's disease; (9) Multiple system atrophy

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AC Immune

ACI-35.030 – very encouraging interim Phase 1b/2a results in AD[1]

SupraAntigen® platform



AC-35.030
- pTau selective
- T-cell independent (Tau)
- Optimized formulation


W0
W8
W24
W48
Treatment period Weeks 0 - 50
Safety Follow-up up to Week 74
Sub-coh.1.1: ACI-35.030 low dose or placebo
Sub-coh.1.2: ACI-35.030 mid dose or placebo
Sub-coh.1.3: ACI-35.030 high dose or placebo
Vaccine injection

Interim results to date in all dose cohorts (safety/tolerability, immunogenicity):
- Anti-Tau IgG response preferentially targeting phosphorylated Tau in all participants
- 100% of participants demonstrated an anti-pTau IgG response[3] after the 1st injection
- Anti-pTau IgM response was also elicited in all participants
- Safe and well tolerated, no vaccine-related safety concerns observed to date

Expansion of the second dose cohort to generate additional patient data

1 Achieved high titers of anti-pTau antibodies in 100% of participants from week 2

2 Strong safety and robust immunogenicity support advancing to late-stage development

(1) Alzheimer's disease; (2) Clinical Trials in Alzheimer's Disease Conference; (3) Responders were defined as higher than a pretreatment value multiplied by a threshold factor (>~2x)

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AC Immune

NASDAQ: ACIU | Annual General Meeting, June 2022 © 2022 AC Immune. Not to be used or reproduced without permission ACI - 35.030 generates a potent Ab 1 response against pathological Tau ACI - 35.030 generates excellent Ab responses against pTau 2 in an older population 25 (1) Antibody; (2) phosphorylated Tau; (3) Enriched paired helical filaments; (4) at Weeks 2 and 10; (5) at Week 10 1 Strong induction of Abs preferentially targeting pTau and its aggregated form ( ePHF ) Anti - pTau titers increased by >100 - fold 4 from baseline in the mid - dose cohort 2 Anti - ePHF titers increased by approximately 10 - fold 5 from baseline in the mid - dose cohort 3 Antibody responses showed boostability following the second and third doses 4 Anti - Tau (non - phosphorylated) IgG Titers Anti - pTau IgG Titers Anti - ePHF 3 IgG Titers Antibody Titers (Geometric Mean) Time (weeks) 0 4 8 12 16 20 24 28 10 1 10 2 10 3 10 4 10 5 10 6 10 7 Low dose Mid dose Placebo Injections on weeks 0, 8, 24 Antibody Titers (Geometric Mean) Time (weeks) 0 4 8 12 16 20 24 28 10 1 10 2 10 3 10 4 10 5 10 6 10 7 Injections on weeks 0, 8, 24 Low dose Mid dose Placebo Time (weeks) 0 4 8 12 16 20 24 28 Antibody Titers (Geometric Mean) 10 2 10 3 10 4 10 5 Injections on weeks 0, 8, 24 Low dose Mid dose Placebo

ACI-7104: Anti-a-syn vaccine being developed for Parkinson's disease

Phase 2 trial initiation expected in H2

Clinical Stage Programs

TARGET	PRODUCT CANDIDATE	INDICATION	DISCOVERY	PRECLINICAL	PHASE 1	PHASE 2	PHASE 3	PARTNER
Tau	ACI-35.030 *(anti-pTau vaccine)*	AD treatment						Janssen
	Semorinemab *(anti-Tau antibody)*	AD treatment *(mild-to-moderate)*[2]						Genentech
	Morphomer® Tau aggregation inhibitor	Rare Tauopathies (ACI-3024)						Lilly
		AD treatment						
	Tau-PET[3] tracer	AD diagnostic						Life
		PSP[4] diagnostic						Life
Abeta	Crenezumab *(anti-Abeta antibody)*	AD prevention[5]						Genentech
	ACI-24 *(anti-Abeta vaccine)*	AD treatment (*Down syndrome*[6])						
		AD treatment						
a-syn[7]	**ACI-7104** *(anti-a-syn vaccine)*	PD[8], a-synucleinopathies						
	A-syn-PET tracer	a-synucleinopathies (e.g. MSA[9])						

(1) Alzheimer's disease; (2) Open label extension study is ongoing; (3) Positron emission tomography; (4) Progressive supranuclear palsy; (5) Prevention trial API-ADAD in Colombia; (6) Down syndrome-related Alzheimer's disease; (7) alpha-synuclein; (8) Parkinson's disease; (9) Multiple system atrophy

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AC Immune

NASDAQ: ACIU | Annual General Meeting, June 2022 © 2022 AC Immune. Not to be used or reproduced without permission Anti - a - syn 1 vaccine is clinically validated 2 in Parkinson’s disease Phase 1 results in The Lancet Neurology support best - in - class profile 27 (1) alpha - synuclein; (2) Volc et al. , Lancet Neurol. 2020; (3) Data from 75 µg dose group; (4) Cerebrospinal fluid; (5) Change in oligomeric a - syn calculated at week 26, change in UPDRS III calculated at week 100; (6) Unified Parkinson's Disease Rating Scale Safe and well tolerated with no safety concerns noted in patients followed for more than 3.5 years 1 Strong and boostable antibody responses 2 Target engagement evidence: 50% reduction in pathological (oligomeric) a - syn in the CSF 3 Signal of clinical efficacy : stabilization of UPDRS 6 III scores correlated with reductions in oligomeric a - syn 4 50% reduction 3 of pathological a - syn in CSF 4 Oligomeric - a - syn ( pg /mL) Week 0 Week 26 0 50 100 150 Strong and boostable antibody response IgG Titers (Geometric Mean) Time (weeks) 0 20 4 0 60 8 0 100 120 140 160 180 200 4 16 64 256 1024 4096 16384 65536 Change in oligomeric - a - syn ( pg /mL) Change in UPDRS III - 20 - 10 0 10 20 - 150 - 100 - 50 0 50 100 Pearson r = 0.664 p - value = 0.001 Changes 5 in oligo - a - syn and UPDRS III correlate

ACI-7104: an adaptive biomarker-based Phase 2 study in early PD[1]

Placebo-controlled Phase 2 Study Overview

Inclusion criteria	▪ Idiopathic PD untreated or treated with MAO-B[2] inhibitor ▪ A diagnosis of PD for 2 years or less at screening (not demented / no cognitive impairment) ▪ Dopaminergic deficit by DaT SPECT[3]

Study design	▪ Seamless transition
	  ▪ All participants from Part 1 will contribute to final analysis
	▪ Biomarker based interim analyses
	  ▪ Early immunogenicity to tailor dose and/or dose regimen
	  ▪ Understand biological signal for early transition to filing

Part 1: Safety & PK/PD[4]	▪ Key immunogenicity measures ▪ Measures of pathological a-syn[5] and a-syn aggregation (phospho-a-syn and a-syn oligomers)
Part 2: PoC[6] in early PD	▪ Motor and Non-Motor Functioning (UPDRS[7] based) ▪ Neurodegeneration of dopaminergic terminals (DaT SPECT or VMAT2[8] imaging) ▪ Digital biomarkers of motor and non-motor function ▪ Advanced MRI (including ASL[9] and DTI[10]) ▪ Functional and patient reported outcomes

Dosing Schematic



Part 1: Safety, Tolerability & Immunogenicity
Treatment (18 months)
Follow up (6 months)
Cohort 1 in PD – Dose A
Cohort 2 in PD – Dose B
Part 2: Proof-of-Concept in early PD
Expansion cohort (up to 150 subjects)
Dose previously tested in Part 1
Treatment (18 months)
Follow up (6 months)
Interim analyses
Safety
Antibody titers
A-syn assay Pharmacodynamics

(1) Parkinson's disease; (2) Monoamine Oxidase Type B; (3) Dopamine Transporter Single Photon Emission Computed Tomography; (4) Pharmacokinetics and Pharmacodynamics; (5) alpha-synuclein; (6) Proof-of-concept; (7) Unified Parkinson's disease rating scale; (8) Vesicular monoamine transporter 2; (9) Arterial spin labeling; (10) Diffusion tensor imaging

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AC Immune

ACI-24: Vaccine targeting two pathological forms of Abeta for AD[1]

ACI-24 targets pyroGlu- and oligomeric Abeta, which are believed to drive the progression of AD

Clinical Stage Programs

TARGET	PRODUCT CANDIDATE	INDICATION	DISCOVERY	PRECLINICAL	PHASE 1	PHASE 2	PHASE 3	PARTNER
Tau	ACI-35.030 *(anti-pTau vaccine)*	AD[1] treatment						Janssen
Tau	Semorinemab *(anti-Tau antibody)*	AD treatment *(mild-to-moderate)*[2]						Genentech
Tau	Morphomer® Tau aggregation inhibitor	Rare Tauopathies (ACI-3024)						Lilly
Tau	Morphomer® Tau aggregation inhibitor	AD treatment						Lilly
Tau	Tau-PET[3] tracer	AD diagnostic						Life Molecular Imaging
Tau	Tau-PET[3] tracer	PSP[4] diagnostic						Life Molecular Imaging
Abeta	Crenezumab *(anti-Abeta antibody)*	AD prevention[5]						Genentech
Abeta	**ACI-24** *(anti-Abeta vaccine)*	**AD treatment (*Down syndrome*[6])**				**data H2[9]**		
Abeta	**ACI-24** *(anti-Abeta vaccine)*	**AD treatment**						
a-syn[7]	ACI-7104 *(anti-a-syn vaccine)*	PD[8], a-synucleinopathies						
a-syn[7]	A-syn-PET tracer	a-synucleinopathies (e.g. MSA[10])						

(1) Alzheimer's disease; (2) Open label extension study is ongoing; (3) Positron emission tomography; (4) Progressive supranuclear palsy; (5) Prevention trial API-ADAD in Colombia; (6) Down syndrome-related Alzheimer's disease; (7) alpha-synuclein; (8) Parkinson's disease; (9) Refers to expected readout from a Phase 1b/2 trial of an optimized formulation of ACI-24 in patients with AD and patients with Down syndrome; (10) Multiple system atrophy

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AC Immune

NASDAQ: ACIU | Annual General Meeting, June 2022 © 2022 AC Immune. Not to be used or reproduced without permission 30 (1) Pyroglutamate Cynomolgus serum – Day 120 Epitope mapping ■ Sustained and enhanced IgG response that binds Abeta(1 - 42) and pyroglutamate Abeta, the highly neurotoxic, truncated form of pathological Abeta ■ The optimized vaccine represents a potential breakthrough compared to previous anti - Abeta vaccines Optimized anti - Abeta ACI - 24: S trong immune response against pyroglutamate Abeta Ref.: Jawhar S et al,; J of Biol Chem 2011 Rescaled Signal 20 40 60 80 100 Abeta peptide range 0 Immunized cynomolgus sera IgG antibodies binding to Abeta oligomers or pGlu - Abeta (AU/ml) Day Post first immunization Predose 64 120 120 64 Predose 10 1 10 2 10 3 10 4 10 5 10 6 Abeta oligomers pGlu 1 - Abeta 10 0 Ref.: Global Down Syndrome Forum 2021; M. Vukicevic, et al., Brain Comm, 2022 * p<0.05, ** p<0.01 * * * * * ** **

ACI-24: Biomarker-based development in AD[1] and AD in DS[2]

Placebo-controlled Phase 1b/2 Study Overview

Inclusion criteria	Both	Multicenter, adaptive, placebo-controlled, dose-escalation, double-blind, randomized Phase 1b/2 study in people with: ▪ Abeta pathology confirmed by PET[3] scan
	AD	▪ Prodromal AD (CDR[4]-Global Score 0.5; age 50-75 years)
	DS	▪ Non-demented people living with DS (age 35–50 years)
Study design	Both	▪ IA[5] of safety/tolerability and immunogenicity ▪ Biomarker analyses including Abeta PET and others
	AD	▪ Up to 4 different doses and/or dose regimens ▪ Expansion of one cohort to assess effect on Abeta PET
	DS	▪ Initiation using selected dose identified in AD (based on safety/tolerability and immunogenicity)
Outcome measures	Both	▪ Safety/tolerability ▪ Pharmacodynamics: Serum anti-Abeta antibody titers ▪ Exploratory biomarkers and clinical endpoints

Trial Schematic



Dose escalation in AD
Follow up / expansion phase in AD
Treatment in AD
(up to 4 dose/regimen cohorts)
(12 months)
Follow up
(6 months)
Dose selection
(safety / immunogenicity)
Expansion in AD
(12 months)
Follow up
(6 months)
Treatment in DS
(18 months)
Follow up
(6 months)

Interim analyses

- Safety/tolerability
- Immunogenicity – antibody titers
- Biomarkers – Abeta-PET, pharmacodynamics, target engagement

(1) Alzheimer's disease; (2) Down syndrome-related AD; (3) Positron emission tomography; (4) Clinical Dementia Rating; (5) Interim analyses

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AC Immune

6. Clinical - stage monoclonal antibodies

Semorinemab: Anti-Tau monoclonal antibody being developed for AD[1]

New Phase 2 biomarker and open-label extension data expected in H2 2022

Clinical Stage Programs

TARGET	PRODUCT CANDIDATE	INDICATION	DISCOVERY	PRECLINICAL	PHASE 1	PHASE 2	PHASE 3	PARTNER
Tau	ACI-35.030 *(anti-pTau vaccine)*	AD treatment						janssen
Tau	**Semorinemab** *(anti-Tau antibody)*	AD treatment *(mild-to-moderate)*[2]					data H2	Genentech
Tau	Morphomer® Tau aggregation inhibitor	Rare Tauopathies (ACI-3024)						Lilly
Tau	Morphomer® Tau aggregation inhibitor	AD treatment						Lilly
Tau	Tau-PET[3] tracer	AD diagnostic						Life
Tau	Tau-PET[3] tracer	PSP[4] diagnostic						Life
Abeta	Crenezumab *(anti-Abeta antibody)*	AD prevention[5]						Genentech
Abeta	ACI-24 *(anti-Abeta vaccine)*	AD treatment (*Down syndrome*[6])						
Abeta	ACI-24 *(anti-Abeta vaccine)*	AD treatment						
a-syn[7]	ACI-7104 *(anti-a-syn vaccine)*	PD[8], a-synucleinopathies						
a-syn[7]	A-syn-PET tracer	a-synucleinopathies (e.g. MSA[9])						

Biologic
Small Molecule
Diagnostic

(1) Alzheimer's disease; (2) Open label extension study is ongoing; (3) Positron emission tomography; (4) Progressive supranuclear palsy; (5) Prevention trial API-ADAD in Colombia; (6) Down syndrome-related Alzheimer's disease; (7) alpha-synuclein; (8) Parkinson's disease; (9) Multiple system atrophy

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Lauriet study evaluating the mAb[1] semorinemab in mild-to-moderate AD[2]

One co-primary endpoint met: first positive cognitive results for an anti-Tau mAb therapy in AD

1. Observed a statistically significant 2.89 point (42.2%) reduction in cognitive decline vs. placebo as measured by ADAS-Cog11[3] at week 49 (p=0.0008)
2. ADCS-ADL[4] co-primary endpoint and secondary efficacy endpoints (MMSE[5]; CDR-SB[6]) were not met; treatment effect on Tau PET[7] signal was not observed
3. Semorinemab was well tolerated with an acceptable safety profile and no unanticipated safety signals
4. ADAS-Cog11 findings were consistent at week 61[9]
5. Lauriet open label extension continues and biomarker analyses of semorinemab's effect on soluble forms of pathological Tau are ongoing

First evidence of therapeutic impact on cognition for a disease-modifying anti-Tau mAb in mild-to-moderate AD patients[8]

(1) Monoclonal antibody; (2) Alzheimer's disease; (3) Alzheimer's Disease Assessment Scale, Cognitive Subscale, 11-item Version; (4) Alzheimer's Disease Cooperative Study - Activities of Daily Living; (5) Mini-mental state exam; (6) Clinical Dementia Rating-Sum of the Boxes; (7) Positron emission tomography; (8) MMSE of 16-21; (9) In the subset of patients for whom the double-blind treatment period was extended to 60 weeks.

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NASDAQ: ACIU | Annual General Meeting, June 2022 © 2022 AC Immune. Not to be used or reproduced without permission Key findings from Phase 2 trials of semorinemab in AD 1 Data provide further support for Tau as a target in AD 35 (1) Alzheimer‘s disease; (2) Plasma pharmacodynamics are similar between studies; (3) Cerebrospinal fluid 1 Tauriel’s CSF 3 biomarker analyses confirm target engagement despite lack of clinical effect in prodromal to mild AD. Lauriet’s CSF analyses are ongoing 3 Data from Lauriet study support the importance of soluble forms of pathological Tau in driving cognitive decline and warrant further analysis 4 2 Tauriel Trial (prodromal - to - mild AD): Target Engagement Data Semorinemab treatment effect observed in Lauriet was consistent across prespecified subgroups Significant semorinemab treatment effect on cognition in a patient population where limited or no effect of anti - Abeta mAbs is observed Plasma Tau Pharmacodynamic Data 2 Tauriel Lauriet

Crenezumab: Monoclonal anti-Abeta antibody being developed for AD[1]

Top line results from foremost Alzheimer prevention trial expected in H1 2022

Clinical Stage Programs

TARGET	PRODUCT CANDIDATE	INDICATION	DISCOVERY	PRECLINICAL	PHASE 1	PHASE 2	PHASE 3	PARTNER
Tau	ACI-35.030 (*anti-pTau vaccine*)	AD[1] treatment						Janssen
Tau	Semorinemab (*anti-Tau antibody*)	AD treatment (*mild-to-moderate*)[2]						Genentech
Tau	Morphomer® Tau aggregation inhibitor	Rare Tauopathies (ACI-3024)						Lilly
Tau	Morphomer® Tau aggregation inhibitor	AD treatment						Lilly
Tau	Tau-PET[3] tracer	AD diagnostic						Life Molecular Imaging
Tau	Tau-PET[3] tracer	PSP[4] diagnostic						Life Molecular Imaging
Abeta	**Crenezumab** (*anti-Abeta antibody*)	**AD prevention[5]**					data H1	Genentech
Abeta	ACI-24 (*anti-Abeta vaccine*)	AD treatment (*Down syndrome[6]*)						
Abeta	ACI-24 (*anti-Abeta vaccine*)	AD treatment						
a-syn[7]	ACI-7104 (*anti-a-syn vaccine*)	PD[8], a-synucleinopathies						
a-syn[7]	A-syn-PET tracer	a-synucleinopathies (e.g. MSA[9])						

(1) Alzheimer's disease; (2) Open label extension study is ongoing; (3) Positron emission tomography; (4) Progressive supranuclear palsy; (5) Prevention trial API-ADAD in Colombia; (6) Down syndrome-related Alzheimer's disease; (7) alpha-synuclein; (8) Parkinson's disease; (9) Multiple system atrophy

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Crenezumab: Alzheimer Prevention Initiative (API-ADAD[1]) trial

Top line results from foremost Alzheimer prevention trial expected in H1 2022

Patient population

- Colombian family clan with Paisa mutation leading to Abeta accumulation and early onset AD[2]
- Largest autosomal-dominant AD cohort
- Nearly 100% certainty of disease development due to a PSEN-1[3] gene mutation
- Unique opportunity to study prevention and treatment in defined population


Importance of population
Asymptomatic Pre-MCI
Symptomatic Pre-MCI
MCI
Dementia
Progression
4 years (95% CI 2-8)
6 years (4-7)
5 years (4-6)
10 years (9-12)
Median age (95% CI)
35 (30-36)
38 (37-40)
44 (43-45)
49 (49-50)
59 (58-61)


nature
NEWS · 27 MARCH 2018
Pioneering Alzheimer's study in Colombia zeroes in on enigmatic protein
Researchers tracking a genetic mutation that causes an early-onset form of the disease hope to uncover new drug targets.

Study design

Phase 2 double-blind, placebo-controlled study

- 252 subjects were enrolled with MMSE ≥ 24[x] or >26[y]
- 169 mutation carriers randomized equally (1:1) to crenezumab or placebo
- 83 non-carriers received a placebo as an additional control
- Two primary cognitive endpoints measuring rate of change over at least 260 weeks (and up to approximately 416 weeks);
  - API-ADAD Composite Cognitive Test Total Score
  - Free and Cued Selective Reminding Test (FCSRT)
- Secondary endpoints: Safety, time to MCI[4], biomarkers (Abeta PET[5], FDG[6] PET, Tau PET, CSF[7], and blood-based biomarkers)
- Study started December 2013

Upcoming milestones

H1 2022	H2 2022	Milestone
✓		Report top line results

Note: X: less than 9 years of education; Y: more than 9 years of education; (1) Alzheimer's Prevention Initiative – Autosomal-Dominant Alzheimer's disease; (2) Alzheimer's disease; (3) Presenilin-1; (4) Mild cognitive impairment; (5) Positron emission tomography; (6) Fluorodeoxyglucose; (7) Cerebrospinal fluid

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API[1] study evaluating crenezumab in familial AD[2]: Primary Endpoints

Numerical differences favoring crenezumab versus placebo were observed, but were not statistically significant

1. Crenezumab did not statistically significantly slow or prevent cognitive decline in people with a specific genetic mutation which causes early-onset Alzheimer's disease
2. Numerical differences favoring crenezumab were observed across the co-primary, multiple secondary and exploratory endpoints
3. Crenezumab was generally well tolerated, and no new safety issues were identified. There was no case of ARIA-E[3].
4. Patients from the trial can continue receiving crenezumab in a blinded extension of the study while Roche further analyzes the data.
5. Further analyses are ongoing, and Partner Genentech and Roche will present initial data at AAIC[4] on August 2, 2022


Crenezumab
Monomers
Oligomers
Fibrils
Plaques

(1) Alzheimer's Prevention Initiative; (2) Alzheimer's disease; (3) Amyloid-related imaging abnormalities refers to cerebral edema; (4) Alzheimer's Association International Conference

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7. First - in - class diagnostic for precision medicine

ACI-12589: a-syn PET tracer

Positive clinical proof-of-concept

Clinical Stage Programs

TARGET	PRODUCT CANDIDATE	INDICATION	DISCOVERY	PRECLINICAL	PHASE 1	PHASE 2	PHASE 3	PARTNER
Tau	**ACI-35.030** *(anti-pTau vaccine)*	AD treatment						Janssen
Tau	**Semorinemab** *(anti-Tau antibody)*	AD treatment *(mild-to-moderate)*[2]						Genentech
Tau	**Morphomer® Tau aggregation inhibitor**	Rare Tauopathies (ACI-3024)						Lilly
Tau	**Morphomer® Tau aggregation inhibitor**	AD treatment						Lilly
Tau	**Tau-PET[3] tracer**	AD diagnostic						Life Molecular Imaging
Tau	**Tau-PET[3] tracer**	PSP[4] diagnostic						Life Molecular Imaging
Abeta	**Crenezumab** *(anti-Abeta antibody)*	AD prevention[5]						Genentech
Abeta	**ACI-24** *(anti-Abeta vaccine)*	AD treatment *(Down syndrome[6])*						
Abeta	**ACI-24** *(anti-Abeta vaccine)*	AD treatment						
a-syn[7]	**ACI-7104** *(anti-a-syn vaccine)*	PD[8], a-synucleinopathies						
a-syn[7]	**A-syn-PET tracer**	a-synucleinopathies (e.g. MSA[9])						

(1) Alzheimer's disease; (2) Open label extension study is ongoing; (3) Positron emission tomography; (4) Progressive supranuclear palsy; (5) Prevention trial API-ADAD in Colombia; (6) Down syndrome-related Alzheimer's disease; (7) alpha-synuclein; (8) Parkinson's disease; (9) Multiple system atrophy

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NASDAQ: ACIU | Annual General Meeting, June 2022 © 2022 AC Immune. Not to be used or reproduced without permission ACI - 12589 - positive clinical proof - of - concept for an a - syn 1 - PET 2 tracer First - in - class diagnostic for MSA 3 and monitoring a - syn drug target engagement 41 (1) alpha - synuclein; (2) Positron emission tomography; (3) Multiple system atrophy; (4) Standardized uptake value; (5) Healthy c ontrols; (6) Monoamine oxidase B; (7) Parkinson’s disease ACI - 12589 shows rapid brain uptake and fast signal equilibrium 1 Clearly separates MSA from other a - synucleinopathies with strong binding in expected regions (cerebellum) 2 ACI - 12589 displays selectivity for a - syn over Abeta and Tau, and no relevant binding to MAO - B 6 3 Ready for full development in MSA and enables future applications in PD 7 with ACI - 12589 or next - gen tracers 4 Rapid brain uptake and fast signal equilibrium Strong signal in cerebellar white matter in MSA R. Smith et al., AD/PD, 2022 Complete separation of MSA from other synucleinopathies and HC 5 [18F] ACI - 12589 SUV 4 [18F] ACI - 12589 SUVR Diagnosis SUVR 4 6 0 - 90 min Time (min) 0 25 50 75 0 1 2 3

6. Near - term inflection points

Clinical catalysts to drive further value creation

Seven clinical data readouts expected in 2022

		2022		
		H1	H2	
Tau	**ACI-35.030 (anti-pTau vaccine)**	✓		**Phase 1b/2a interim analysis (highest dose) of ACI-35.030**
			●	Decision to enter into late-stage development
	Semorinemab (anti-Tau antibody)		●	**Report new Phase 2 Lauriet data (biomarkers)**
	Tau-PET[1] Tracer (PI-2620)		●	**Clinical PET study readout in orphan indication**
			●	**Phase 2 results in AD[2]**
Abeta	**ACI-24 (anti-Abeta vaccine)**	✓		ACI-24 (optimized vaccine formulation) Phase 1b/2a First-Patient-In (AD)
			●	**Phase 1b in AD readout and decision to move into DS[3]**
	Crenezumab (anti-Abeta antibody)	✓		**Top line results of Phase 2 Alzheimer's prevention trial**
a-syn[4]	ACI-7104 (anti-a-syn vaccine)		●	Phase 2 First-Patient-In
	a-syn-PET tracer	✓		**First clinical proof of concept in alpha-synucleinopathies (e.g. MSA[5])**

(1) Positron emission tomography; (2) Alzheimer's disease; (3) Down syndrome-related AD; (4) alpha-synuclein; (5) Multiple system atrophy

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7. Financial figures

NASDAQ: ACIU | Annual General Meeting, June 2022 © 2022 AC Immune. Not to be used or reproduced without permission ■ Pioneering new ways to treat neurodegenerative diseases such as Alzheimer’s and Parkinson’s ■ Listed on Nasdaq since September 2016 (ticker: ACIU) ■ 83.5 million shares outstanding 1 (free float approximately 39% 2 ) ■ Cash position of CHF 173.8 million (USD ~188 million) 3 ■ Based at the EPFL 4 campus in Lausanne, Switzerland ■ ~145 employees 45 (1) As of March 31, 2022 – excluding treasury shares; (2) Source: Refinitiv; (3) As of March 31, 2022 ; (4) École P olytechnique F édérale de Lausanne

NASDAQ: ACIU | Annual General Meeting, June 2022 © 2022 AC Immune. Not to be used or reproduced without permission External validation and cash generated by 5 partnering 1 deals 46 Managing risk and retaining significant upside (1) Disclosure limited due to confidentiality agreements with collaboration partners; (2) In millions; (3) Positron emission tom ography; (4) Phase 1 completed; (5) Equity investment ; (6) Converted to CHF on date of receipt; (7) Excludes convertible note agreement of USD 50 million Product Dev. phase Total value 2 Upfront 2 Milestones received to date 2 Royalties Partners Crenezumab (anti - Abeta antibody) Phase 2 USD 340 USD 25 USD 40 Mid - single digits to mid - teens Semorinemab (anti - Tau antibody) Phase 2 CHF 430 CHF 17 CHF 42 Mid - single digits to low - double digits ACI - 35 (pTau Vaccine) Phase 1b/2a CHF 500 CHF 26 CHF 5 Low - double digits to mid - teens Tau PET 3 imaging agent Phase 2 EUR 160 EUR 0.5 EUR 3 Mid - single digits to low - teens Tau Morphomer ® small molecules Phase 1 4 CHF 1,860 CHF 80 +USD 50 5 CHF 40 Low - double digits to mid - teens Total (millions) 6 CHF ~3,311 CHF 155.2 7 CHF 128.5 Biologicals Small molecules ■ Outstanding potential milestone payments exceed CHF 3 billion

NASDAQ: ACIU | Annual General Meeting, June 2022 © 2022 AC Immune. Not to be used or reproduced without permission 47 First Quarter 2022 financial update Strong cash position R&D expenses G&A expenses Other operating income ▪ CHF 173.8 million on March 31, 2022, compared to CHF 198.2 million on December 31, 2021 ▪ Increased by CHF 1.8 million to CHF 15.1 million for the three months ended March 31, 2022, compared to the prior comparable quarter ▪ Decreased by CHF 0.2 million to CHF 4.2 million for the quarter ended March 31, 2022, for the comparable period in 2021 ▪ Recognized CHF 0.5 million in grant income, an increase of less than CHF 0.1 million compared to the prior period Sufficiently funded to reach multiple value inflection points through at least Q1 2024 1 (1) Excluding potential future milestone payments IFRS income/(loss) ▪ Net loss after taxes of CHF 18.8 million for the quarter ended March 31, 2022, compared with net loss of CHF 16.7 million for the comparable period in 2021

8. Strategic Outlook

NASDAQ: ACIU | Annual General Meeting, June 2022 © 2022 AC Immune. Not to be used or reproduced without permission Acceleration of value creation in 2022 and beyond 49 (1) Alzheimer’s disease Leading with Science Precision Medicine Enabling Platforms Execution Strategy Financial Strength First - or best - in - class candidates Developing integrated diagnostics and therapeutics for single or combination therapies Fuel development pipeline & create growth opportunities Partnerships for late - stage AD 1 assets; retain program lead until Ph 3 or further in other programs Substantial partnership revenues & vision to become a fully integrated commercial company Advancing world - class science to develop breakthrough therapies for neurodegenerative diseases

NASDAQ: ACIU | Annual General Meeting, June 2022 © 2022 AC Immune. Not to be used or reproduced without permission 50 AC Immune: pioneering science and precision medicine By pairing cutting - edge diagnostics with highly selective therapeutic agents, we aim to shift the treatment paradigm of neurodegenerative disease towards earlier diagnosis and disease prevention